Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Enhanced Participation Index-Linked Notes Due October 2008
(Linked to the TOPIX® Index)
Final Term Sheet

Principal Amount:	USD 5,387,000

Pricing Date:	March 30, 2007

Issue Date:	April 13, 2007

Determination Date:	September 29, 2008 (ten Trading Days prior to the Stated Maturity Date)

Stated Maturity Date:	October 13, 2008, unless such day is not a Business Day, in which case the Maturity Date shall be the next following Business Day (subject to the effect of Market Disruption Events)

Initial Issue Price:	100.00%

An additional aggregate face amount of notes may be sold after the initial trade date but prior to the issue date.  The issue price of the notes in any subsequent sale may differ substantially (higher or lower) from the original issue price.

Underwriting commission:	0.25%

Proceeds to Issuer:	99.75%

Initial Index Level:	1,718.40

Participation Level:	174.5%

CUSIP:	002546679

TOPIX® is a registered trademark of the Tokyo Stock Exchange, Inc. (TSE).  The notes are not sponsored, endorsed or promoted by TSE, and TSE makes no representation regarding the advisability of investing in the notes.

The copyright of TOPIX and other intellectual property rights related to “TOPIX” and “TOPIX Index” belong solely to the Tokyo Stock Exchange.  No notes relating to a TSE Index are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange and the Tokyo Stock Exchange makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of any TSE Index or the figure at which any TSE Index stands on any particular day or otherwise.  Each TSE Index is complied and calculated solely by the Tokyo Stock Exchange.  However, the Tokyo Stock Exchange shall not be liable to any person for any error in any TSE Index and the Tokyo Stock Exchange shall not be under any obligation to advise any person, including a purchaser or vender of any notes, of any error therein.

The TOPIX Index Value and the TOPIX Trademarks are subject to the intellectual property rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TOPIX Index such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Trademarks.  The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Trademarks or cease the use thereof.  The Tokyo Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemmed from the use of the TOPIX Index Value and the TOPIX Trademarks or as to the figure at which the TOPIX Index Value stands on any particular day.  The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein.  Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value.  No Licensed Products are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc.  The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the Licensed Products or an advice on investments to any purchaser of the Licensed Products or to the public.  The Tokyo Stock Exchange, Inc. neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the Licensed Products, for calculation of the TOPIX Index Value.  Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the Licensed Products.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.